EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36277 on Form S-8 and in Registration Statement No. 333-162581 on Form S-3 of our reports dated March 12, 2010, relating to the financial statements and financial statement schedule of Reading International, Inc. and subsidiaries (the “Company”), and the effectiveness of the Company's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of Reading International, Inc. and subsidiaries for the year ended December 31, 2009.

DELOITTE & TOUCHE LLP

Los Angeles, California
March 12, 2010